Exhibit 12.1

Energy Partners, Ltd.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and before cumulative effect of change in accounting principle	$(3,996)	$42,924	$(78,485)	$114,687	$72,932	$48,766	$(13,481)

Fixed charges	20,714	10,624	25,281	18,839	18,852	14,982	11,791
Dividends	—	—	—	—	(3,783)	(4,050)	(4,019)
Interest capitalized	—	—	—	—	—	—	—

Total Earnings	16,718	53,548	(53,204)	133,526	88,002	59,698	(5,709)

Fixed Charges:
Interest expense	20,386	10,283	24,570	18,121	14,355	10,174	6,988
Dividends	—	—	—	—	3,783	4,050	4,019
Interest capitalized	—	—	—	—	—	—	—
Estimate of interest in rent expense	328	341	711	718	715	758	784

Total Fixed Charges	$20,714	$10,624	$25,281	$18,839	$18,852	$14,982	$11,791

Ratio of earnings to fixed charges (1)	—	5.04	—	7.09	4.67	3.98	—

(1)	For the six months ended June 30, 2007 and the years ended December 31, 2006 and 2002, the ratio of earnings to fixed charges was less than a one to one coverage due to a deficiency of $4.0 million, $78.5 million and $17.5 million, respectively.

Energy Partners, Ltd.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Pro Forma Six Months Ended June 30, 2007	Pro Forma Year Ended December 31, 2006
Earnings:
Income before income taxes and before cumulative effect of change in accounting principle	$(6,778)	$(74,328)

Fixed charges	24,392	48,282
Dividends	—	—
Interest capitalized	—	—

Total Earnings	17,614	(26,046)
Fixed Charges:
Interest expense	24,064	47,571
Dividends	—	—
Interest capitalized	—	—
Estimate of interest in rent expense	328	711

Total Fixed Charges	$24,392	$48,282

Ratio of earnings to fixed charges (2)	—	—

(2)	For the six months ended June 30, 2007 and the year ended December 31, 2006, the pro forma ratio of earnings to fixed charges was less than a one-to-one coverage due to a deficiency of $6.8 million and $74.3 million, respectively.